Exhibit 99.1

SILVERCORP METALS INC.

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010

(Expressed in thousands of US dollars, unless otherwise stated)

SILVERCORP METALS INC.
Unaudited Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars)

	Notes	December 31, 2010	March 31, 2010
ASSETS			(Note 18)

Current Assets
Cash and cash equivalents		$196,428	$50,618
Short term investments		27,317	43,773
Accounts receivable, prepaids and deposits		8,153	2,474
Inventories	3	4,105	3,175
Current portion of future income tax assets		359	112
Amounts due from related parties	11	49	138
		236,411	100,290

Long term prepaids and deposits		2,272	505
Long term investments	4	43,530	15,106
Restricted cash		79	78
Plant and equipment	5	33,744	29,024
Mineral rights and properties	6	158,155	133,248
Future income tax assets		1,125	1,203
		$475,316	$279,454

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities		$15,459	$7,504
Deposits received		2,873	6,737
Bank loan and notes payable	7	-	1,465
Current portion of asset retirement obligations	8	316	292
Dividends payable	10(d)	3,511	3,238
Income tax payable		4,901	1,658
Current portion of future income tax liabilities		82	-
		27,142	20,894

Future income tax liabilities		20,879	19,475
Asset retirement obligations	8	2,552	2,357
		50,573	42,726

Non-controlling interests	9	29,308	21,738
SHAREHOLDERS' EQUITY
Share capital		263,181	145,722
Contributed surplus		4,587	4,702
Reserves		31,893	31,893
Accumulated other comprehensive income		31,552	14,910
Retained earnings		64,222	17,763
		395,435	214,990

		$475,316	$279,454

Commitments	15
Subsequent events	17

Approved on behalf of the Board:

(Signed) Robert Gayton
Director

(Signed) Rui Feng
Director

See accompanying notes to unaudited interim consolidated financial statements

SILVERCORP METALS INC.
Unaudited Consolidated Statements of Operations
(Expressed in thousands of U.S. dollars, except for share and per share figures)

		Three months ended December 31,		Nine months ended December 31,

	Notes	2010	2009	2010	2009

Sales		$51,838	$31,283	$124,905	$78,940

Cost of sales		9,983	6,010	26,882	16,157
Depreciation, amortization and depletion		1,820	1,043	4,869	2,796
		11,803	7,053	31,751	18,953

Gross profit		40,035	24,230	93,154	59,987

Expenses
Accretion of asset retirement obligations	8	42	32	122	93
Amortization		157	407	460	776
Foreign exchange loss (gain)		1,342	791	1,174	(643)
General exploration and property investigation expenses		58	941	2,493	4,207
Impairment charges and bad debt		-	-	-	698
Investor relations		174	131	345	312
General and administrative		3,647	2,688	11,145	7,221
Professional fees		185	201	759	1,439
		5,605	5,191	16,498	14,103
		34,430	19,039	76,656	45,884
Other income and (expenses)
Equity loss on investment in NUX	4(a)	(131)	(107)	(227)	(325)
Dilution gain on investment in NUX	4(a)	3,332	-	4,726	-
Gain on disposal of mineral rights and properties	6	-	-	537	-
Loss on disposal of plant and equipment	5	(201)	(244)	(650)	(1,371)
Unrealized gain (loss) on held-for-trading securities		3,668	(10)	3,745	(22)
Gain on disposal of long term investments	4(b)	366	-	366	-
Interest expenses		(10)	-	(40)	-
Interest income		394	237	985	635
Other income		135	72	331	285
		7,553	(52)	9,773	(798)

Income before income taxes and non-controlling interests		41,983	18,987	86,429	45,086

Income tax expense (recovery)
Current		5,835	2,556	13,359	6,074
Future		(735)	125	606	351
		5,100	2,681	13,965	6,425

Income before non-controlling interests		36,883	16,306	72,464	38,661

Non-controlling interests	9	(7,148)	(3,897)	(16,177)	(9,874)

Net income		$29,735	$12,409	$56,287	$28,787

Basic earnings per share		$0.18	$0.08	$0.34	$0.18
Diluted earnings per share		$0.18	$0.08	$0.34	$0.18
Weighted Average Number of Shares Outstanding - Basic		166,965,680	162,379,441	165,541,533	161,853,198
Weighted Average Number of Shares Outstanding - Diluted		168,535,816	163,912,759	166,800,884	163,487,318

See accompanying notes to unaudited interim consolidated financial statements

SILVERCORP METALS INC.
Unaudited Consolidated Statements of Comprehensive Income
(Expressed in thousands of U.S. dollars)

	Three months ended December 31,		Nine months ended December 31,
	2010	2009	2010	2009

Net income for the period	$29,735	$12,409	$56,287	$28,787
Other comprehensive income
Unrealized gain on available for sale securities, net of taxes	8,206	101	9,355	135
Reclassification adjustment for loss included in income, net of taxes	-	-	-	195
Foreign exchange impact	8,210	3,019	7,287	20,021
Other comprehensive income	16,416	3,120	16,642	20,351
Comprehensive income	$46,151	$15,529	$72,929	$49,138

See accompanying notes to unaudited interim consolidated financial statements

SILVERCORP METALS INC.
Unaudited Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)

		Three months ended December 31,		Nine months ended December 31,
	Notes	2010	2009	2010	2009
Cash provided by (used in)
Operating activities
Net income for the period		$29,735	$12,409	$56,287	$28,787
Add (deduct) items not affecting cash :
Accretion of asset retirement obligations		42	32	122	93
Depreciation, amortization and depletion		1,977	1,450	5,329	3,572
Equity loss on investment in NUX		131	107	227	325
Dilution gain on investment in NUX		(3,332)	-	(4,726)	-
Future income tax expenses (recovery)		(735)	125	606	351
Impairment charges and bad debt		-	-	-	698
Unrealized loss (gain) on held-for-trading securities		(3,668)	10	(3,745)	22
Gain on disposal of long term investments		(366)	-	(366)	-
Gain on disposal of mineral rights and properties		-	-	(537)	-
Loss on disposal of plant and equipment		201	244	650	1,371
Non-controlling interests		7,148	3,897	16,177	9,874
Stock-based compensation		522	423	1,749	1,322
Unrealized foreign exchange loss (gain)		(77)	48	117	(970)
Changes in non-cash working capital	16	469	(2,819)	(1,966)	(3,221)
Cash provided by operating activities		32,047	15,926	69,924	42,224

Investing activities
Mineral rights and properties
Acquisition and capital expenditures		(8,460)	(3,290)	(20,378)	(11,031)
Proceeds on disposals		-	-	537	-
Plant and equipment
Acquisition		(2,804)	(574)	(6,210)	(1,382)
Proceeds on disposals		-	14	1	133
Long-term investments
Acquisition		(8,319)	-	(10,338)	(1,323)
Proceeds on disposals		1,113	-	1,113	-
Net redemption (purchase) of short term investments		16,900	(4,532)	17,109	(5,251)
Prepayments to acquire plant and equipment		(955)	1,360	(2,187)	(638)
Cash used in investing activities		(2,525)	(7,022)	(20,353)	(19,492)

Financing activities
Advances to related parties, net of repayments received		8	49	313	(56)
Bank loan and notes payable
Proceeds		-	-	-	2,927
Repayments		-	-	(1,473)	(658)
Non-controlling interests
Distribution		(10,582)	(3,898)	(10,582)	(7,191)
Cash dividends distributed		(3,233)	(3,366)	(9,607)	(8,898)
Capital stock
Proceeds from issuance of common shares		111,934	770	113,951	828
Cash provided by (used in) financing activities		98,127	(6,445)	92,602	(13,048)

Effect of exchange rate changes on cash and cash equivalents		2,516	1,228	3,637	2,349

Increase in cash and cash equivalents		130,165	3,687	145,810	12,033

Cash and cash equivalents, beginning of period		66,263	49,816	50,618	41,470

Cash and cash equivalents, end of period		$196,428	$53,503	$196,428	$53,503

Supplementary cash flow information	16

See accompanying notes to unaudited interim consolidated financial statements

SILVERCORP METALS INC.
Unaudited Consolidated Statements of Equity
(Expressed in thousands of U.S. dollars, except numbers for share figures)

	Share capital
					Accumulated
					other	Retained
	Number of		Contributed		comprehensive	earnings
	shares	Amount	surplus	Reserves	income (loss)	(deficit)	Total equity
Balance, March 31, 2009	161,587,001	$135,604	$3,764	$31,893	$(10,167)	$(8,648)	$152,446
Options exercised	1,643,416	2,286	(976)	-	-	-	1,310
Shares issued for property	1,200,000	7,832	-	-	-	-	7,832
Stock-based compensation	-	-	1,914	-	-	-	1,914
Unrealized gain on available for sale securities, net of taxes	-	-	-	-	328	-	328
Reclassification adjustment for losses included in income, net of taxes	-	-	-	-	195	-	195
Cash dividends declared and distributed	-	-	-	-	-	(12,136)	(12,136)
Net income for the year	-	-	-	-	-	38,547	38,547
Foreign exchange impact	-	-	-	-	24,554	-	24,554
Balance, March 31, 2010	164,430,417	145,722	4,702	31,893	14,910	17,763	214,990
Options exercised	768,059	5,481	(2,029)	-	-	-	3,452
Shares issued for 10% interest of Henan Huawei (note 9)	163,916	1,142	(155)	-	-	-	987
Shares issued for property (note 10e)	50,000	328	-	-	-	-	328
Warrants issued for property (note 10e)	-	-	181	-	-	-	181
Financing (note 10b)	9,200,000	116,840	-	-	-	-	116,840
Share issuance costs (note 10b)	-	(6,332)	-	-	-	-	(6,332)
Stock-based compensation	-	-	1,888	-	-	-	1,888
Unrealized gain on available for sale securities, net of taxes	-	-	-	-	9,355	-	9,355
Cash dividends declared and distributed	-	-	-	-	-	(9,828)	(9,828)
Net income for the period	-	-	-	-	-	56,287	56,287
Foreign exchange impact	-	-	-	-	7,287	-	7,287
Balance, December 31, 2010	174,612,392	$263,181	$4,587	$31,893	$31,552	$64,222	$395,435

See accompanying notes to unaudited interim consolidated financial statements

SILVERCORP METALS INC.
Notes to Unaudited Interim Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

1. NATURE OF OPERATIONS

Silvercorp Metals Inc., along with its subsidiary companies (collectively the “Company”), is engaged in the acquisition, exploration, development, and mining of precious and base metal mineral properties.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation and Principles of Consolidation

The Company’s consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) for interim financial information and follow the same accounting policies and methods set out in note 2 to the audited consolidated financial statements for the year ended March 31, 2010. Accordingly, they do not include all the information and footnotes required by Canadian GAAP for complete financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended March 31, 2010. In the opinion of management, all adjustments considered necessary for a fair presentation of the financial position, results of operations and cash flows have been included. Operating results for the nine months ended December 31, 2010 are not necessarily indicative of the results that may be expected for the year ending March 31, 2011.

These unaudited consolidated financial statements include the accounts of Silvercorp Metals Inc. and its wholly owned subsidiaries: Silvercorp Metals China Inc., Fortune Mining Limited, Fortune Copper Limited, Fortress Mining Inc., Fortune Gold Mining Limited, Victor Resources Ltd., Victor Mining Ltd., Yangtze Mining Ltd., Yangtze Mining (H.K.) Ltd., 0875786 B.C. Ltd., Wonder Success Ltd., 82% owned subsidiary, Qinghai Found Mining Company Ltd. (“Qinghai Found”), 80% owned subsidiary, Henan Huawei Mining Co. Ltd. (“Henan Huawei”, also see notes 6&9), 77.5% owned subsidiary, Henan Found Mining Co. Ltd. (“Henan Found”), and 95% owned subsidiaries, Anhui Yangtze Mining Co. Ltd. and Guangdong Found Mining Co. Ltd.

All significant inter-company transactions and accounts have been eliminated upon consolidation.

(b) New Canadian Accounting Pronouncements

(i) Convergence with IFRS

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011, with early adoptions permitted. Accordingly, the Company plans to adopt IFRS for fiscal year beginning April 1, 2011. The Company’s first IFRS financial statements will be its interim financial statements for the first quarter of 2012 with an opening balance sheet date of April 1, 2011, which will require restatement of comparative information presented.

SILVERCORP METALS INC.
Notes to Unaudited Interim Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The conversion to IFRS will impact the Company’s accounting policies, information technology and data systems, internal control over financial reporting, and disclosure controls and procedures. The transition may also impact business activities, such as certain contractual arrangements, debt covenants, capital requirements and compensation arrangements.

(ii) Business combinations and related sections

In January 2009, the CICA issued Section 1582 “Business Combinations” to replace Section 1581. The new standard effectively harmonizes the business combinations standard under Canadian GAAP with IFRS. The new standard revises guidance on the determination of the carrying amount of the assets acquired and liabilities assumed, goodwill and accounting for non-controlling interests at the time of a business combination.

The CICA concurrently issued Section 1601 “Consolidated Financial Statements” and Section 1602 “Non-controlling Interests”, which replace Section 1600 “Consolidated Financial Statements”. Section 1601 provides revised guidance on the preparation of consolidated financial statements and Section 1602 addresses accounting for non-controlling interests in consolidated financial statements subsequent to a business combination.

The new standards will become effective prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period on January 1, 2011 with early adoption available. The Company did not early adopt these new standards but continues to evaluate the attributes of early adoption of these standards and their potential effects.

(iii) Multiple deliverable revenue arrangements

In December 2009, the EIC issued EIC Abstract 175, “Multiple Deliverable Revenue Arrangements”. This EIC addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting and how such a multiple deliverable revenue arrangement consideration should be measured and allocated to the separate units of accounting. This EIC should be applied prospectively and should be applied to revenue arrangements with multiple deliverables entered into or materially modified in the first annual fiscal period beginning on or after January 1, 2011. Early adoption is permitted. The Company did not early adopt this EIC and upon adoption does not expect it to have a material impact on the Company’s consolidated financial statements.

SILVERCORP METALS INC.
Notes to Unaudited Interim Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

3. INVENTORIES

Inventories consist of the following:

	December 31, 2010	March 31, 2010
Direct smelting ore and stockpile ore	$992	$585
Concentrate inventory	755	855
Total stockpile	1,747	1,440
Material and supplies	2,358	1,735
	$4,105	$3,175

The amounts of inventory recognized as expenses during the three and nine months ended December 31, 2010 and 2009 were equivalent to the sum of cost of sales and depreciation, amortization and depletion in the respective periods.

4. LONG TERM INVESTMENTS

		December 31, 2010	March 31, 2010
Common shares of New Pacific Metals Corp.	(a)	$13,155	$6,103
Common shares of publicly-traded companies, with no significant influence	(b)	15,903	1,849
Warrants	(a)&(b)	5,369	268
Yongning Smelting Co. Ltd.	(c)	9,103	6,886
		$43,530	$15,106

(a) New Pacific Metals Corp. (“NUX”), with significant influence

New Pacific Metals Corp. is a Canadian public company listed on the TSX Venture Exchange with a trading symbol “NUX”. NUX is a related party of the Company by way of a common director and officers.

During the three months ended December 31, 2010, NUX completed a private placement by issuing 18,000,000 units at CAD$1.35 per unit. Each unit consisted of one common share and one-half share purchase warrant. Each warrant allows the holder to purchase one NUX common share at CAD$2.00 until June 22, 2012. The Company acquired, through this private placement, 2,000,000 units of NUX for a cash consideration of $2.7 million (CAD$2.7 million). The Company used the relative fair value method to allocate the total consideration to the two million common shares and one million warrants. The fair value of warrants was included in “Warrants” as at December 31, 2010.

As at December 31, 2010, the Company owned 9,402,100 common shares (March 31, 2010 - 7,400,000 common shares) of NUX, representing an ownership interest of 14.3% (March 31, 2010 - 23.4%). In addition to the above-mentioned private placement, the dilution of the Company’s ownership in NUX was also a result of NUX issuing 15,613,122 common shares to acquire a mining company during this current fiscal year. For the three and nine months ended December 31, 2010, Silvercorp recognized dilution gain of $3,332 and $4,726, respectively.

SILVERCORP METALS INC.
Notes to Unaudited Interim Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The Company accounts for its investment in NUX common shares using the equity method since it is able to exercise significant influence over NUX. The summary of the investment in NUX common shares and its market value as at respective balance sheet dates are as follows:

			Value of NUX's
	Number of		common shares per
	shares	Amount	quoted market price
Balance, March 31, 2009	7,400,000	$5,285	$5,285
Equity in loss of investee company		(424)
Impact of foreign currency translation		1,242
Balance, March 31, 2010	7,400,000	6,103	5,028
Bought from open market	2,100	2
Private placement participation	2,000,000	2,271
Equity in loss of investee company		(227)
Dilution gain from investee company		4,726
Impact of foreign currency translation		280
Balance, December 31, 2010	9,402,100	$13,155	$21,837

(b) Common shares and warrants in publicly-traded companies with the Company having no significant influence

The Company has been acquiring, on open market or by participating in private placements, equity interests of other publicly-traded mining companies. These equity interests, including common shares and warrants, are for long-term investment purposes. However, due to their nature, warrants meet the definition of derivatives and are accounted for as held-for-trading securities. The fair value of warrants was determined using the Black-Scholes pricing model as at the acquisition date as well as at each period end. Gains and losses arising from changes in the fair value of the warrants are included in net income for the period in which they arise.

Investments in publicly traded common shares are classified as available for sale and are measured at fair value at initial recognition and subsequent measurement. Unrealized gains and losses arising from changes in the fair value of the common shares are excluded from net income and are included in other comprehensive income (loss) (“OCI”) until such gains or losses are realized or an other-than-temporary impairment has been determined to have occurred. As of December 31, 2010, none of the shares held by the Company was over 10% of the respective outstanding shares of investees.

During the three and nine months ended December 31, 2010 (for three and nine months ended December 31, 2009 - $nil), the Company disposed of certain investments in common shares for $1,113 with a gain of $366 recorded.

SILVERCORP METALS INC.
Notes to Unaudited Interim Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

December 31, 2010:
		Accumulated mark	Accumulated
		to-market gains	impairment
	Fair value	included in OCI	charges
Common shares of publicly-traded companies, with no significant influence	$15,903	$9,675	$(195)

March 31, 2010:
		Accumulated mark-	Accumulated
		to-market gains	impairment
	Fair value	included in OCI	charges
Common shares of publicly-traded companies, with no significant influence	$1,849	$320	$(195)

December 31, 2010:		Accumulated
		mark-to-market gains
	Fair value	included in net income
Warrants	$5,369	$3,745

March 31, 2010:		Accumulated
		mark-to-market gains
	Fair value	included in net income
Warrant	$268	$35

(c) Luoyang Yongning Smelting Co. Ltd.

Luoyang Yongning Smelting Co. Ltd. (“Yongning Smelting”) is a private Chinese company. The Company invested in Yongning Smelting through its 77.5% owned subsidiary Henan Found. As at December 31, 2010, the Company’s total investment in Yongning Smelting is $9,103 (RMB¥60.0 million), representing 15% of Yongning Smelting’s equity interest, among which $2,036 (RMB¥13.0 million) was invested during the current fiscal year. The investment was accounted for as available-for-sale financial asset and measured at cost.

SILVERCORP METALS INC.
Notes to Unaudited Interim Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

5. PLANT AND EQUIPMENT

Plant and equipment consist of:

		December 31, 2010			March 31, 2010
		Accumulated			Accumulated
		Depreciation,			Depreciation,
		Amortization and	Net Book		Amortization and
	Cost	Depletion	Value	Cost	Depletion	Net Book Value
Building	$22,498	$(2,240)	$20,258	$19,776	$(1,510)	$18,266
Office equipment and furniture	1,837	(814)	1,023	1,421	(652)	769
Machinery	10,094	(2,337)	7,757	8,759	(1,525)	7,234
Motor vehicle	3,057	(1,139)	1,918	1,979	(843)	1,136
Land use right	1,365	(10)	1,355	949	(22)	927
Leasehold improvement	374	(167)	207	335	(112)	223
Construction in process	1,226	-	1,226	469	-	469
	$40,451	$(6,707)	$33,744	$33,688	$(4,664)	$29,024

In July 2010, the Company’s Ying mining district was hit by a heavy storm. The total damage to plant and equipment was $650, which was recorded as loss on disposal of plant and equipment for the nine months ended December 31, 2010.

6. MINERAL RIGHTS AND PROPERTIES

Mineral rights and properties consist of:

	Ying	HPG	TLP	LM	GC & SMT	Silvertip	Total
Balance, March 31, 2009	$23,457	$-	$-	$-	$65,956	$-	$89,413
Acquisition	-	-	-	-	-	15,217	15,217
Capitalized expenditures	6,687	1,195	4,466	1,200	1,093	-	14,641
Depletion	(2,508)	(45)	(33)	(23)	-	-	(2,609)
Impact of foreign currency translation	32	-	-	-	16,000	554	16,586
Balance, March 31, 2010	27,668	1,150	4,433	1,177	83,049	15,771	133,248
Acquisition	-	404	-	573	-	-	977
Capitalized expenditures	9,878	1,548	3,279	2,025	420	6,308	23,459
Depletion	(2,918)	(151)	(182)	(146)	-	-	(3,397)
Impact of foreign currency translation	1,149	84	232	100	1,767	535	3,868
Balance, December 31, 2010	$35,777	$3,035	$7,762	$3,730	$85,237	$22,614	$158,155

Although the Company has taken steps to verify title to the mineral properties in which it, through its subsidiaries, has an interest, in accordance with industry standards for the stage of exploration of such properties, those procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

HPG and LM properties are held through the Company’s subsidiary Henan Huawei. In May 2010, the Company acquired an additional 10% beneficial interest of Henan Huawei (also see note 9). The transaction increased the Company’s interest in Henan Huawei from 70% to 80%.

SILVERCORP METALS INC.
Notes to Unaudited Interim Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

During the year ended March 31, 2009, the Nabao project of Qinghai Found, originally acquired in June 2007, was written off as a result of unfavourable exploration results. During the year ended March 31, 2010, the Company entered into an agreement to dispose of the Nabao project, consisting of three exploration permits, for $732 (RMB¥5.0 million) to a third party. In May 2010, two of the three exploration permits were transferred to the buyer. Cash payments of $586 (RMB¥4.0 million) were received as of December 31, 2010. A total gain of $537 was recognized on the disposition of these two exploration permits. The transfer of the third exploration permit was still in progress as at December 31, 2010.

On November 24, 2010, the Company obtained a mining permit from the Ministry of Land and Resources of the People’s Republic of China that allows the Company to start commercial production on its GC-SMT property. The permit is valid for 30 years.

7. BANK LOAN AND NOTES PAYABLE

On June 16, 2010, the bank loan balance of $1,465 plus accrued interest was fully repaid. As at December 31, 2010, the Company did not have any outstanding bank loan and notes payable balance.

8. ASSET RETIREMENT OBLIGATIONS

The following table presents the reconciliation of the beginning and ending obligations associated with the site restoration of the mineral properties:

	Current portion	Long term portion	Total
Balance, March 31, 2009	$-	$2,029	$2,029
ARO revision	292	200	492
Accretion on ARO	-	125	125
Foreign exchange impact	-	3	3
Balance, March 31, 2010	292	2,357	2,649
Accretion on ARO	14	108	122
Foreign exchange impact	10	87	97
Balance, December 31, 2010	$316	$2,552	$2,868

SILVERCORP METALS INC.
Notes to Unaudited Interim Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

9. NON-CONTROLLING INTERESTS

The continuity of non-controlling interests is summarized as follows:

		Guangdong
	Henan Found	Found	Total
Balance, March 31, 2009	$7,225	$385	$7,610
Operation sharing for the year	13,189	149	13,338
Foreign exchange impact	128	662	790
Balance, March 31, 2010	20,542	1,196	21,738
Operation sharing for the period	16,213	(36)	16,177
Dividend declared to non-controlling interest holder	(10,582)	-	(10,582)
Foreign exchange impact	1,763	212	1,975
Balance, December 31, 2010	$27,936	$1,372	$29,308

In May 2010, the Company acquired an additional 10% beneficial interest in Henan Huawei from the non-controlling interest shareholder for consideration of $1,127 which was paid by the Company through the issuance of 163,916 common shares of the Company. The common shares were valued at $6.876 per share, using the average closing price on the New York Stock Exchange for the two trading days before and two trading days after.

The increase of the Company’s ownership in Henan Huawei from 70% to 80% has been accounted for using the purchase method. The allocation of the purchase cost to the assets acquired and liabilities assumed is based upon estimated fair values at the time of acquisition. As a result, the purchase price allocation may be subject to change in the future periods. The preliminary assessment of the fair value of the assets acquired and liabilities assumed as a result of the Company’s 10% increase in the ownership of Henan Huawei are as follows:

Purchase price is comprised of:
163,916 shares issued at $6.876 per share	$1,127

Net working capital	$(151)
Plant and equipment	144
Mineral rights and properties	1,229
Asset retirement obligations	(95)
$1,127

As at December 31, 2010, the non-controlling interests in Henan Found, Henan Huawei, Qinghai Found and Guangdong Found were 22.5%, 20%, 18% and 5%, respectively (March 31, 2010 – 22.5%, 30%, 18% and 5%, respectively). The non-controlling interests balance in Henan Huawei and Qinghai Found were nil because they would otherwise be in a negative position.

SILVERCORP METALS INC.
Notes to Unaudited Interim Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

10. SHARE CAPITAL

(a) Authorized

Unlimited number of common shares without par value.

(b) Equity Financing

On December 14, 2010, the Company completed a financing to raise proceeds of $116,840 through the sale of 9.2 million common shares of the Company, at a price of $12.70 per share. Share issuance cost in connection with the financing was $6,332.

(c) Stock Options

The Company has a stock option plan which allows for the maximum number of common shares to be reserved for issuance on the exercise of options granted under the stock option plan to be a rolling 10% of the issued and outstanding common shares from time to time. The maximum exercise period may not exceed 10 years from the date of the grant of the options to employees, officers, and consultants. The following is a summary of option transactions:

		Weighted average
	Number of	exercise price per
	shares	share CAD$
Balance, March 31, 2009	3,524,703	$3.65
Options granted	1,546,500	3.95
Options exercised	(1,643,416)	0.83
Options forfeited	(223,104)	5.97
Balance, March 31, 2010	3,204,683	$5.10
Options granted	708,500	7.92
Options exercised	(768,059)	4.60
Options forfeited	(140,295)	4.84
Options expired	(10,000)	5.99
Balance, December 31, 2010	2,994,829	$5.91

On April 21, 2010, a total of 262,000 options were granted with a life of five years to directors, officers, and employees at an exercise price of CAD$7.40 per share subject to a vesting schedule over a three-year term with 8.333% of the options vesting every three months.

On October 4, 2010, a total of 446,500 options were granted with a life of five years to directors, officers, and employees at an exercise price of CAD$8.23 per share subject to a vesting schedule over a four-year term with 6.25% of the options vesting every three months.

On January 5, 2011, a total of 268,000 options were granted with a life of five years to directors, officers, and employees at an exercise price of CAD$12.16 per share subject to a vesting schedule over a four-year term with 6.25% of the options vesting every three months.

SILVERCORP METALS INC.
Notes to Unaudited Interim Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The following is the summary of assumptions used to estimate the fair value of each option granted using the Black-Scholes option pricing model.

	Nine months ended December 31,
	2010	2009
Risk free interest rate	1.36% to 3.20%	1.18% to 1.86%
Expected life of options in years	1 to 5 years	2 to 5 years
Expected volatility	56% to 85%	73% to 84%
Expected dividend yield	1%	3%

The weighted average grant date fair value of options granted during the nine months ended December 31, 2010 was CAD$3.80 (nine months ended December 31, 2009 - CAD$1.23). For the three and nine months ended December 31, 2010, a total of $522 and $1,749, respectively (three and nine months ended December 31, 2009 - $423 and $1,322, respectively) in stock-based compensation expenses was recorded and included in general and administrative expenses on the consolidated statements of operations.

For the three and nine months ended December 31, 2010, a total of $139 and $139, respectively (three and nine months ended December 31, 2009 - $nil) options granted to Silvertip employees was capitalized under mineral rights and properties.

The following table summarizes information about stock options outstanding as at December 31, 2010:

Exercise	Number of options	Weighted average	Weighted average	Number of options	Weighted average
price in	outstanding at	remaining contractual	exercise price in	exercisable at	exercise price in
CAD$	December 31, 2010	life (YRS)	CAD$	December 31, 2010	CAD$
$ 4.32	76,999	0.56	$ 4.32	76,999	$ 4.32
6.74	495,004	1.28	6.74	495,004	6.74
6.95	70,000	1.75	6.95	70,000	6.95
9.05	97,534	2.05	9.05	89,060	9.05
7.54	50,000	2.37	7.54	41,667	7.54
5.99	280,500	2.50	5.99	183,000	5.99
3.05	68,000	2.75	3.05	38,000	3.05
2.65	747,167	3.30	2.65	269,167	2.65
7.00	423,833	4.01	7.00	102,833	7.00
7.40	239,292	4.30	7.40	33,460	7.40
8.23	446,500	4.76	8.23	-	-
2.65-9.05	2,994,829	3.11	5.91	1,399,190	5.84

(d) Cash Dividends Declared and Distributed

The Company pays quarterly cash dividends of CAD$0.02 per share to its shareholders. During the three and nine months ended December 31, 2010, dividends of $3,511 and $9,828, respectively (three and nine months ended December 31, 2009 - $3,109 and $8,898, respectively) were declared. The three quarterly dividends declared were distributed on July 21, 2010, October 21, 2010 and January 21, 2011, respectively.

SILVERCORP METALS INC.
Notes to Unaudited Interim Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(e) Shares and Warrants Issued to Acquire Property

During the nine months ended December 31, 2010, the Company issued 50,000 common shares and granted 50,000 warrants to a third party in connection with Silvertip project’s exploration and development activities. The shares were valued at market price of CAD $6.76 per share as at the settlement date, totaling $328. The warrants were valued at $181 using the Black-Scholes pricing model.

The Company capitalized the total value of these shares and warrants into mineral rights and properties, with corresponding amounts to share capital and contributed surplus.

11. RELATED PARTY TRANSACTIONS

Related party transactions not disclosed elsewhere in the financial statements are as follows:

Amounts due from related parties	December 31, 2010	March 31, 2010
New Pacific Metals Corp. (a)	$49	$138

	Three months ended December 31,		Nine months ended December 31,
Transactions with related parties	2010	2009	2010	2009
New Pacific Metals Corp. (a)	$162	$57	$315	$145
Quanfa Exploration Consulting Services Ltd. (b)	-	-	-	88
McBrighton Consulting Ltd.(c)	86	52	195	144
R. Feng Consulting Ltd. (d)	99	80	295	243
Henan Non-ferrous Geology Bureau (e)	5,107	3,895	10,487	7,187
	$5,454	$4,084	$11,292	$7,807

(a)

New Pacific Metals Corp. is a publicly traded company with director and officers in common with the Company. Further to a services and administrative costs reallocation agreement between the Company and NUX, the Company will recover costs for services rendered to NUX and expenses incurred on behalf of NUX. During the three and nine months ended December 31, 2010, the Company recovered $86 and $238, respectively (three and nine months ended December 31, 2009 - $57 and $145, respectively) from NUX for services rendered and expenses incurred on behalf of NUX. The costs recovered from NUX were recorded as a direct reduction of general and administrative expenses on the consolidated statements of operations.

The Company entered into a credit agreement with NUX (the “Agreement”) on July 2, 2010, subsequently amended on August 24, 2010. Pursuant to the Agreement, NUX is granted a line of credit with aggregated principal amount up to CAD $15 million. The line of credit bears an interest rate at prime plus 7%, payable on the 1st day of each month and is secured by a first fixed charge on NUX’s assets. On October 21, 2010, NUX used the line of credit to draw CAD $2.35 million. On December 20, 2010, the line of credit was cancelled with all outstanding balances and interest receivables being fully paid.

SILVERCORP METALS INC.
Notes to Unaudited Interim Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(b)

Quanfa Exploration Consulting Services Ltd. (“Quanfa”) is a private company with majority shareholders and management from the senior management of Henan Found and Henan Huawei. During the three and nine months ended December 31, 2010, the Company paid $nil (three and nine months ended December 31, 2009 - $nil and $88, respectively) to Quanfa for its consulting services provided.

(c)

During the three and nine months ended December 31, 2010, the Company paid $86 and $195, respectively (three and nine months ended December 31, 2009 - $52 and $144, respectively) to McBrighton Consulting Ltd., a private company controlled by a director of the Company for consulting services.

(d)

During the three and nine months ended December 31, 2010, the Company paid $99 and $295, respectively (three and nine months ended December 31, 2009 - $80 and $243, respectively) to R. Feng Consulting Ltd., a private company controlled by a director of the Company for consulting services.

(e)

Henan Non-ferrous Geology Bureau (“Henan Geology Bureau”) is a 22.5% equity interest holder of Henan Found. During the three and nine months ended December 31, 2010, Henan Found declared dividend of $5,107 and $10,582, respectively (three and nine months ended December 31, 2009 - $nil) to Henan Geology Bureau.

The transactions with related parties during the period were measured at the exchange amount, which was the amount of consideration established and agreed by the parties. The balances with related parties were unsecured, non-interest bearing, and due on demand.

12. CAPITAL DISCLOSURES

The Company’s objectives of capital management are intended to safeguard the entity’s ability to support the Company’s normal operating requirement on an ongoing basis, continue the development and exploration of its mineral properties, and support any expansionary plans.

The capital of the Company consists of the items included in shareholders’ equity. Risk and capital management are primarily the responsibility of the Company’s corporate finance function and is monitored by the Board of Directors. The Company manages the capital structure and makes adjustments depending on economic conditions. Funds have been primarily secured through profitable operations and issuances of equity capital. The Company invests all capital that is surplus to its immediate needs in short-term, liquid and highly rated financial instruments, such as cash and other short-term deposits, all held with major financial institutions. Significant risks are monitored and actions are taken, when necessary, according to the Company’s approved policies.

13. FINANCIAL INSTRUMENTS

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange rate risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

SILVERCORP METALS INC.
Notes to Unaudited Interim Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(a) Fair value

The following table sets forth the Company’s financial assets that are measured at fair value on a recurring basis by level within the fair value hierarchy. As at December 31, 2010, those financial assets are classified in their entirety based on the level of input that is significant to the fair value measurement. As of March 31, 2010 and December 31, 2010, the Company did not have financial liabilities measured at fair value on a recurring basis.

	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$196,428	$-	$-	$196,428
Short term investments	27,317	-	-	27,317
Receivables and deposits	8,153	-	-	8,153
Amounts due from related parties	49	-	-	49
Common shares	15,903	-	-	15,903
Warrants	-	5,369	-	5,369

(b) Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company manages liquidity by maintaining adequate cash and cash equivalents and short term investment.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities.

	December 31, 2010	March 31, 2010
	Within a year
Accounts payable and accrued liabilities	15,459	$7,504
Deposits received	2,873	6,737
Dividends payable	3,511	3,238
Bank loan and notes payable	-	1,465
	$21,843	$18,944

(c) Foreign exchange risk

The Company undertakes transactions in various foreign currencies, and reports results of its operations in US dollars while the Canadian dollar is considered as its functional currency. The Company is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency and the translation of functional currency to reporting currency.

SILVERCORP METALS INC.
Notes to Unaudited Interim Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The Company conducts its mining operations in China and thereby the majority of the Company’s assets, liabilities, revenues and expenses are denominated in RMB¥, which was tied to the US Dollar until July 2005, and is now tied to a basket of currencies of China’s largest trading partners. The RMB¥ is not a freely convertible currency.

The Company currently does not engage in foreign currency hedging, and the exposure of the Company’s financial assets and financial liabilities to foreign exchange risk is summarized as follows:

The amounts are expressed in US$ equivalents	December 31, 2010	March 31, 2010
Canadian dollars	$85,993	$27,125
United States dollars	90,679	29,808
Chinese renminbi	85,650	48,173
Hong Kong dollars	-	1
Total financial assets	$262,322	$105,107

Canadian dollars	$5,559	$3,799
United States dollars	-	5
Chinese renminbi	16,284	15,140
Total financial liabilities	$21,843	$18,944

As at December 31, 2010, with other variables unchanged, a 1% strengthening (weakening) of the Chinese RMB¥ against the Canadian dollar would have increased (decreased) net income by approximately $0.03 million and increased (decreased) other comprehensive income by $0.6 million.

As at December 31, 2010, with other variables unchanged, a 1% strengthening (weakening) of the Canadian dollar against the US dollar would have decreased (increased) net income by approximately $0.9 million and would have increased (decreased) other comprehensive income by approximately $2.4 million.

(d) Interest rate risk

Interest risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s cash equivalents and short term investments primarily includes highly liquid investments that earn interest at market rates that are fixed to maturity or at variable interest rates. Because of the short-term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of December 31, 2010.

(e) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to accounts receivable, cash and cash equivalents and short-term investments. The carrying amount of assets included on the balance sheet represents the maximum credit exposure.

SILVERCORP METALS INC.
Notes to Unaudited Interim Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The Company undertakes credit evaluations on counterparties as necessary and has monitoring processes intended to mitigate credit risks. The Company has accounts receivables from three major customers primarily in China engaged in the mining and milling of base and polymetallic metals industry. The historic level of customer defaults is zero and the aging of accounts receivable is less than 90 days, and, as a result, the credit risk associated with accounts receivable from customers at December 31, 2010 is considered to be immaterial.

(f) Equity price risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on Canadian financial markets. Furthermore, as the Company’s marketable securities are also common shares of mining companies, market values will fluctuate as commodity prices change. Based upon the Company’s portfolio at December 31, 2010, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign currency risk, would have resulted in an increase (decrease) to other comprehensive income of approximately $1.6 million.

SILVERCORP METALS INC.
Notes to Unaudited Interim Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

14. SEGMENTED INFORMATION

The Company operates in one operating segment, being the acquisition, exploration, development, and operation of mineral properties. Based on the internal reporting structure and the nature of the Company’s activities, significant projects within the same geographic area are aggregated for segment reporting purposes. The corporate Head Office provides support to the mining and exploration activities with respect to financial and technical supports and its information is included in the Canada category. Assets, incidental income and expenses in holding companies are presented under the category of other regions. This structure reflects how the Company manages its business and how it classifies its operations for planning and measuring performance.

(a) Geographic information for certain long-term assets are as follows:

December 31, 2010
		China			Canada	Other	Total
Balance sheet items:	Henan	Guangdong	Other	Silvertip	HeadOffice	Regions

Mineral rights and properties	$50,304	$85,237	$-	$22,614	$-	$-	$158,155
Plant and equipment	28,326	1,093	1,807	2,020	498	-	33,744
Long term investments	9,103	-	-	-	30,533	3,894	43,530

March 31, 2010
		China			Canada	Other	Total
Balance sheet items:	Henan	Guangdong	Other	Silvertip	Head Office	Regions

Mineral rights and properties	$34,428	$83,049	$-	$15,771	$-	$-	$133,248
Plant and equipment	26,541	105	1,893	-	485	-	29,024
Long term investments	6,886	-	-	-	6,339	1,881	15,106

SILVERCORP METALS INC.
Notes to Unaudited Interim Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(b) Geographic information for operating results is as follows:

Three months period ended December 31, 2010
	China			Canada		Other	Total
Statement of operations items:	Henan	Guangdong	Other	Silvertip	Head Office	Regions
Sales	$51,838	$-	$-	$-	$-	$-	$51,838
Cost of sales	(9,983)	-	-	-	-	-	(9,983)
Depreciation, amortization and depletion	(1,820)	-	-	-	-	-	(1,820)
Gross Profit	40,035	-	-	-	-	-	40,035

Expenses	(1,496)	(171)	(235)	(79)	(2,273)	(9)	(4,263)
Foreign exchange gain (loss)	-	19	(75)	(5)	(804)	(477)	(1,342)

Interest & other income	334	46	-	-	146	3	529
Gain (loss) on asset disposals and other expenses	(210)	-	-	-	6,923	311	7,024
Non controlling interest	(7,153)	5	-	-	-	-	(7,148)
Income tax expenses	(1,470)	-	-	-	-	(3,630)	(5,100)
Net income (loss)	30,040	(101)	(310)	(84)	3,992	(3,802)	29,735

Three months period ended December 31, 2009
	China			Canada		Other	Total
Statement of operations items:	Henan	Guangdong	Other	Silvertip	Head Office	Regions
Sales	$31,283	$-	$-	$-	$-	$-	$31,283
Cost of sales	(6,010)	-	-	-	-	-	(6,010)
Depreciation, amortization and depletion	(1,043)	-	-	-	-	-	(1,043)
Gross Profit	24,230	-	-	-	-	-	24,230

Expenses	(1,940)	529	(604)	-	(2,131)	(254)	(4,400)
Foreign exchange gain (loss)	-	(381)	260	-	(329)	(341)	(791)

Interest & other income	246	-	(75)	-	188	(50)	309
Gain (loss) on asset disposals and other expenses	-	(232)	(74)	-	(107)	52	(361)
Non controlling interest	(4,073)	176	-	-	-	-	(3,897)
Income tax expenses	(2,681)	-	-	-	-	-	(2,681)
Net income (loss)	15,782	92	(493)	-	(2,379)	(593)	$12,409

SILVERCORP METALS INC.
Notes to Unaudited Interim Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Nine months period ended December 31, 2010
	China			Canada		Other	Total
Statement of operations items:	Henan	Guangdong	Other	Silvertip	Head Office	Regions
Sales	$124,905	$-	$-	$-	$-	$-	$124,905
Cost of sales	(26,882)	-	-	-	-	-	(26,882)
Depreciation, amortization and depletion	(4,869)	-	-	-	-	-	(4,869)
Gross Profit	93,154	-	-	-	-	-	93,154

Expenses	(6,008)	(424)	(843)	(203)	(7,829)	(17)	(15,324)
Foreign exchange gain (loss)	-	(416)	(54)	(10)	(487)	(207)	(1,174)

Interest & other income	843	120	5	-	316	32	1,316
Gain (loss) on asset disposals and other expenses	(689)	-	537	-	8,224	385	8,457
Non controlling interest	(16,213)	36	-	-	-	-	(16,177)
Income tax expenses	(10,335)	-	-	-	-	(3,630)	(13,965)
Net income (loss)	$60,752	$(684)	$(355)	$(213)	$224	$(3,437)	$56,287

Nine months period ended December 31, 2009
	China			Canada		Other	Total
Statement of operations items:	Henan	Guangdong	Other	Silvertip	Head Office	Regions
Sales	$78,940	$-	$-	$-	$-	$-	$78,940
Cost of sales	(16,157)	-	-	-	-	-	(16,157)
Depreciation, amortization and depletion	(2,796)	-	-	-	-	-	(2,796)
Gross Profit	59,987	-	-	-	-	-	59,987

Expenses	(6,869)	(480)	(641)	-	(6,178)	120	(14,048)
Foreign exchange gain (loss)	-	3,130	89	-	(2,256)	(320)	643

Interest & other income	717	-	(300)	-	497	6	920
Impairment charges	-				(195)	(503)	(698)
Gain (loss) on asset disposals and other expenses	(1,138)	(232)	(26)	-	(325)	3	(1,718)
Non controlling interest	(10,008)	134	-	-	-	-	(9,874)
Income taxexpenses	(6,425)	-	-	-	-	-	(6,425)
Net income (loss)	36,264	2,552	(878)	-	(8,457)	(694)	$28,787

SILVERCORP METALS INC.
Notes to Unaudited Interim Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(c) Sales by metals

The sales generated for the three and nine months ended December 31, 2010 and 2009 are comprised of:

	Three months period ended December 31,		Nine months period ended December 31,
	2010	2009	2010	2009
Silver (Ag)	$31,000	$15,844	$69,950	$40,103
Gold (Au)	752	303	1,862	665
Lead (Pb)	16,752	12,283	44,564	31,590
Zinc (Zn)	3,334	2,853	8,529	6,582
	$51,838	$31,283	$124,905	$78,940

(d) Major customers

During the nine months ended December 31, 2010, four major customers (nine months ended December 31, 2009 - four) accounted for 10% to 26% each (nine months ended December 31, 2009 - 10% to 31%) and collectively 72% (nine months ended December 31, 2009 - 74%) of the total sales of the Company.

15. COMMITMENTS

Commitments, not disclosed elsewhere in these financial statements, are as follows:

The Company entered into office rental agreements with total rental expense of $1,581 over the next four years as follows:

	2011	2012	2013	2014	Total
Rental expense	$90	$548	$533	$410	$1,581

SILVERCORP METALS INC.
Notes to Unaudited Interim Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

16. SUPPLEMENTARY CASH FLOW INFORMATION

	Three months ended December 31,		Nine months ended December 31,
Net change in non-cash working capital	2010	2009	2010	2009
Accounts receivable, prepaids and deposits	$(5,206)	$622	$(5,629)	$734
Inventory	(964)	(2,288)	(878)	(4,596)
Restricted cash	-	-	-	732
Accounts payable and accrued liabilities	1,955	(1,054)	5,389	370
Income tax payable	3,586	1,041	3,160	(1,084)
Deposits received	1,098	(1,140)	(4,008)	623
	$469	$(2,819)	$(1,966)	$(3,221)

Supplemental information:
Interest paid	$15	$2	$15	$2
Interest paid	$10	$23	$40	$116

Income tax paid	$2,328	$1,517	$8,399	$7,175

Non-cash transactions:
Common shares issued for 10% interest of Henan Huawei	$-	$-	$1,127	$-
Common shares issued for property	$-	$-	$328	$-
Warrants issued for property	$-	$-	$181	$-
Acquisition and expenditure of plant and equipment included in accounts payable and accrued liabilities	$881	$-	$1,449	$-
Acquisition and expenditure of mineral rights and properties included in accounts payable and accrued liabilities	$223	$4,993	$3,109	$9,961

17. SUBSEQUENT EVENTS

On November 8, 2010, the Company, through a wholly-owned subsidiary, signed a share purchase agreement and a Sino-Foreign cooperative joint venture contract (the “Agreements”) to acquire a 70% equity interest in Yun Xiang Mining Co. Ltd. (“Yunxiang”), a private company in Hunan Province, China. The transaction was closed subsequent to the end of the quarter.

Pursuant to the Agreements, the total consideration for the 70% interest is USD$33 million. The Company has paid USD$19 million to the owner, representing 80% of the required payment for the share purchase, and is required to make USD$9 million equity capital investment to Yunxiang. The Company will make payment of the remaining 20% share purchase payment (USD$5 million) after certain conditions are satisfied.

18. COMPARATIVE FIGURES

Certain prior period's comparative figures have been reclassified to conform with the current period's presentation.